UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces successful results of its first 2 wells in Bajada del Palo Este

Mexico City, April 20, 2022 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today successful results in its first two shale oil wells drilled in the Bajada del Palo Este concession.

Pad #11 (wells BPE-2101h and BPE-2103h) targeted La Cocina landing zone of Vaca Muerta, with an average lateral length of 2,224 meters and an average of 46 completion stages per well. Average peak production, reached in April 2022, was more than 2,400 boe/d per well. Pore pressure gradient of both wells is in line with results in Bajada del Palo Oeste to date. Additionally, preliminary lab analysis indicates an API gravity of approximately 30 degrees.

Pad #11 is located on the western part of Bajada del Palo Este (see below), close to the border with Bajada del Palo Oeste (where the Company has identified 550 new well locations and tied-in 40 wells to date). “Pad #11 continues to prove our track record as a top Vaca Muerta operator and the high quality of our assets”, commented Miguel Galuccio, Vista’s Chairman and Chief Executive Officer, adding: “More importantly, the location of the wells, close to the eastern border of Bajada del Palo Oeste confirms our geological model, and at the same time points to the continuity of the play into Bajada del Palo Este, were we hold further acreage”.

Figure 1—location of pad #11 (dashed lines show estimated API gravity)

About Bajada del Palo Este

Vista operates and holds a 100% interest of the exploitation concession granted for the Bajada del Palo Este block, located in the Province of Neuquén. This block has 48,853 acres, proved reserves of 2.5 MMboe as of December 31, 2021, and production of 1.0 Mboe/d for the quarter ended December 31, 2021. A 35-year term unconventional exploitation concession was granted to Vista on December 21, 2019. As per the terms of the concession contract, Vista has committed to drilling 5 horizontal wells and the corresponding facilities, totaling an investment of US$ 51.9 million by December 2022. Wells BPE-2101h and BPE-2103h are the first two wells in such commitment.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

México: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer